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March 12, 2012

VIA EDGAR AND HAND DELIVERY

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wesco Aircraft Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed December 5, 2011
File No. 001-35253

Dear Mr. O’Brien:

On behalf of Wesco Aircraft Holdings, Inc. (the “Company”), we confirm receipt of the letter dated February 27, 2012 from the staff of the of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s above referenced Annual Report on Form 10-K for the fiscal year ended September 30, 2011, as well as the Company’s Form 10-Q for the quarterly period ended December 31, 2011 and Form 8-K filed with the Commission on January 26, 2012 (the “January Form 8-K”). We are responding to the Staff’s comments on behalf of the Company, as set forth below. The Staff’s comments are set forth below in italics and are numbered to correspond to the numbered comments in the Staff’s letter. The Company’s responses follow each of the Staff’s comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results….., page 37

Liquidity and Capital Resources, page 51

1.              We note from page 92 that foreign sales accounted for 15% of total sales.  Since your foreign operations appear material, please disclose in future filings the following:

•                  The amount of cash and cash equivalents, including restricted cash and cash equivalents held by foreign subsidiaries as compared to your total amount of cash and cash equivalents.

•                  Quantify the amount of cash and cash equivalents, including restricted cash and cash equivalents held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars.  Please also explain the implications of any such restrictions upon your liquidity.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.09.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that it intends to include disclosure substantially similar to the following in its future periodic reports, beginning with its Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2012 (the “Q2 2012 Form 10-Q”):

“We had total available cash and cash equivalents of approximately $45.5 million and $39.5 million as of September 30, 2011 and 2010, respectively, of which approximately $9.6 million, or 21.1%, and $15.5 million, or 39.2%, was held by our foreign subsidiaries as of September 30, 2011 and 2010, respectively. None of our cash and cash equivalents consisted of restricted cash and cash equivalents as of September 30, 2011 and 2010.  All of our foreign cash and cash equivalents are readily convertible into U.S. dollars or other foreign currencies. Our strategic plan does not require the repatriation of foreign cash in order to fund our operations in the U.S. and it is our current intention to permanently reinvest our foreign cash and cash equivalents outside of the U.S. If we were to repatriate foreign cash to the U.S., we may be required to accrue and pay U.S. taxes in accordance with applicable U.S. tax rules and regulations as a result of the repatriation.”

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Inventories, page 16

2.              On page 15 you disclose that inventory excess and obsolescence write-downs, among other things, collectively was approximately 5.8% of your total cost of sales for the three month period ended December 31, 2011 as compared to 4.1% for the year ended September 30, 2011.  We understand that inventory items which have relatively little or no sales in over a year carry an inherently greater risk of impairment than items with substantial current sales activity.  The existing disclosure does not enable a reader to know whether a material portion of your inventory balance is comprised of such slow-moving items and consequently a reader cannot fully assess the magnitude of this risk.  Given that inventory accounted for

38% of total assets as of December 31, 2011 and your disclosure on page 19 of your Form 10-K that lead times can range up to 2 years, please tell us and disclose in future filings the dollar amount of inventory as of the latest balance sheet date that is comprised of units for which there have been no sales in the prior 12 months.  Furthermore, in future filings please provide disclosure that includes a balanced discussion of the positive and negative factors you considered when evaluating the recoverability of these slow-moving items.  Absent such disclosure, there is a concern that readers may not fully understand the known factors which impact your critical inventory accounting estimates and the likelihood of material impairment charges in the future.”  Refer to Financial Reporting Codification 501.04 and .14 for guidance.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the increase in its non-product costs of goods sold as a percentage of net sales during the three months ended December 31, 2011 compared with the year ended September 30, 2011 was primarily attributable to increases other than our excess and obsolete inventory reserve.

The Company further advises the Staff that its inventory as of the latest balance sheet date, December 31, 2011, that was comprised of units for which there have been no sales in the prior 12 months was approximately $15.4 million, net of reserve, or 3.2%, of its inventory. Historically, the Company sells approximately $8.0 million to $10.0 million of its slowest moving inventory annually, which it believes will continue going forward. The Company expects, based on historical data and forecasted sales, that a majority of this $15.4 million of slow-moving inventory will be sold during the next three years. The Company will include enhanced disclosure regarding its slowest moving inventory as of the latest balance sheet date in its future periodic reports, beginning with the Q2 2012 Form 10-Q.

In response to the Staff’s comment regarding the positive and negative factors the Company considers when evaluating the recoverability of these items, the Company respectfully advises the Staff that it intends to include disclosure substantially similar to the following in its future periodic reports, beginning with the Q2 2012 Form 10-Q:

“When evaluating the recoverability of slow-moving inventory items, we consider a variety of factors, including historical sell-through rates of specific inventory, current selling and buying patterns, forecasted future sales, inventory quantities and aging. Furthermore, although our customers are not required to purchase a specific quantity of inventory from us, we are able to forecast future sales with a fair degree of precision by monitoring and tracking our customers’ production cycles. Additionally, a majority of the products we sell can be sold across multiple aircraft platforms and the lifespan of the products we sell along with the design of the aircrafts that utilize these products is typically not subject to a high degree of obsolescence.  We note that we are required to make commitments to purchase inventory based on average manufacturer lead times, which may be up to two years. Furthermore, we may be entitled to obtain price breaks or discounts based on the quantity of inventory we commit to purchase. Given the length of our manufacturers’ lead times, our desire to obtain advantageous inventory pricing, the impact of macro and micro economic conditions and variability within specific customer programs, our inventory reserve may increase at a rate higher than we originally anticipated.”

Form 8-K filed January 26, 2012

Fiscal 2012 First Quarter Results, page 1

3.              Your discussion under the heading “Highlights” and of your first quarter results for 2012 provide a discussion of Adjusted EBITDA, which appears to have been given more prominence to your non-GAAP measure than your actual U.S. GAAP results.  In future filings please give equal prominence to your U.S. GAAP results.  Refer to paragraph (a)(1) of Regulation G for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its future earnings releases, the Company intends to include bulleted disclosure regarding its “Net Income” and “Diluted EPS” under the heading “Highlights,” immediately following the bullet for “Revenue” and prior to the bullets for “Adjusted EBITDA” and “Adjusted Diluted EPS,” in order to give additional prominence to its U.S. GAAP results.  In addition, in future earnings releases, the Company intends to revise the paragraph or paragraphs that is/are substantially similar the second paragraph under “Fiscal 2012 First Quarter Results” in Exhibit 99.1 to the January Form 8-K (the “Q1 2012 Earnings Release”), to give additional prominence to U.S. GAAP results. For example, the revised language in the Q1 2012 Earnings Release would have read as follows:

“Net income for the first quarter of fiscal 2012 was $23.2 million, resulting in Diluted Earnings Per Share of $0.24. This compared to $21.7 million, or $0.23 per share, in the prior year period. Adjusted EBITDA for the first quarter was $47.4 million as compared to $44.1 million in the first quarter of 2011. The increase was due primarily to the growth in sales, partially offset by higher selling, general and administrative expenses. Adjusted Net Income was $24.3 million, resulting in Adjusted Diluted Earnings Per Share of $0.26, compared to $23.0 million, or $0.25 per share in the prior year period.”

4.              You state on page 3 that you believe your non-GAAP measures are used to enhance investors’ understanding of your operating performance and cash flow.  If you your non- GAAP measures are utilized as a liquidity measure please reconcile your non-GAAP measures to the most comparable U.S. GAAP measure (i.e. operating cash flows).  Refer to paragraph (a)(2) of Regulation G for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its future earnings releases, it will remove references to “cash flows” under the heading “Non-GAAP Financial Information,” in order to eliminate the implication that the Company’s non-GAAP measures are utilized as a liquidity measure.

*   *   *

Additionally, at the Staff’s request, we have provided concurrently with this letter, a written statement from the Company acknowledging that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned by telephone at (202) 637-2258 with any questions or further comments you may have regarding these filings or if you wish to discuss the above.

Sincerely,

/s/ Jason M. Licht

Jason M. Licht
of LATHAM & WATKINS LLP

Enclosure

cc:

John Holland, General Counsel
Tracey McKoy, Staff Accountant

Wesco Aircraft

27727 Avenue Scott, Valencia, CA 91355

March 12, 2012

VIA EDGAR AND HAND DELIVERY

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wesco Aircraft Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed December 5, 2011
File No. 001-35253

Dear Mr. O’Brien:

Pursuant to the letter received by Wesco Aircraft Holdings, Inc. (the “Company”) from the staff of the of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 27, 2012, relating to the Company’s above referenced Annual Report on Form 10-K for the fiscal year ended September 30, 2011, as well as the Company’s Form 10-Q for the quarterly period ended December 31, 2011 and Form 8-K filed with the Commission on January 26, 2012, the Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Jason M. Licht of Latham & Watkins LLP, counsel to the Company, by telephone at (202) 637-2258 if you have any questions regarding this acknowledgement letter.

Sincerely,

/s/ Gregory A. Hann

Gregory A. Hann
Executive Vice President and Chief Financial Officer